Ridgefield Acquisition Corp.
225 NE Mizner Boulevard, Suite 400
Boca Raton, Florida  33432
Tel. No. (561) 362-5385

September 13, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ridgefield Acquisition Corp. - File No. 000-16335
Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed August 10, 2011

Dear Ms. Jenkins:

Please accept this letter as Ridgefield Acquisition Corp. (the “Company”), response to the Commission’s comment letter, dated August 29, 2011 (the “August 29th Letter”) concerning the above-referenced Form 10-Q. We shall respond to each of the Commission’s comments separately in accordance with the specific requests contained in the August 29th Letter.  The Company’s Amendment No. 1 to the Form 10-Q for the quarter ended June 30, 2011, dated September 13, 2011 (the “Form 10-Q/A”) is incorporated in and expressly made a part of this response.

Comment No. 1.	Form 10-Q for Fiscal Quarter Ended June 30, 2011 Notes toConsolidated Financial Statements Note 2 – Return of Capital Distribution, page 7

1. We note that you paid a return of capital distribution of $0.60 per share to its shareholders, which approximates $756,000. Since you did not earn any income during the interim period ended June 30, 2011 and have an accumulated deficit as of this date, please explain to us your basis for charging the deficit account for this liquidating dividend instead of treating it as a reduction of contributed capital.

Response:
The Company acknowledges that it incorrectly charged itsaccumulated deficit account for the return of capital distribution during the quarter ended June 30, 2011 (the “ROC Distribution”).  In the accompanying Form 10-Q/A, the Company has modified its Consolidated Balance Sheets to reflect that the ROC Distribution was charged as reduction in paid in capital.

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
September 13, 2011
Page two

In the Form 10-Q/A, the Company also amended Note 2 to the financial statements to provide that the Company reported the ROC Distribution as a decrease in paid in capital.

Comment No. 2	Management’s Discussion and Analysis of Financial Condition and Results ... page 8 Liquidity and Capital Resources, page 10

2. Expand this section to discuss the approximate $800,000 cash distribution in excess of accumulated deficit that was paid during the period. Explain the reason for this transaction and any possible legal consequences arising from it as well.

Response:	In the Form 10-Q/A the Company did provide a more detailedexplanation of the reason and legal basis for making the ROC Distribution.

Comment No. 3.	Controls and Procedures, page 10 Evaluation of Disclosure Controls and Procedures, page 10

3. We note that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please revise to disclose, if true, that you have concluded your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, delete the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, which is available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:
In the Form 10-Q/A the Company clarified its evaluation of itsdisclosure controls and procedures resulted in the Registrant’s conclusion that its disclose controls and procedures do provide reasonable assurance of achieving their objectives.

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
September 13, 2011
Page three

Comment No. 4	Exhibits

4. Revise to file the interactive data file as an exhibit to your Form 10-Q as required by Item 601(b)(101) of Regulation S-K.

Response:	A copy of the Company’s interactive data file has been filed as anExhibit to the Form 10-Q/A.

Please be advised that the Company and its management acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions concerning the above or if you require any additional information.

Very truly yours,

/s/ Steven N. Bronson

Steven N. Bronson, President